# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Virco Mfg. Corporation, CIK 0000751365
CUSIP: 927651109
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 2027 Harpers Way, Torrance, California (CA), 90501
Date of event which requires filing of this statement: 02/14/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001628280-24-004581
Filed by CIK 0001238435

## Reporting persons
- Douglas A. Virtue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 889,210; shared voting power 0; sole dispositive power 889,210; shared dispositive power 0; aggregate amount beneficially owned 889,210 (5.5% of the class)

## Item 1. Issuer
Name of issuer: Virco Mfg. Corporation
Address of issuer's principal executive offices: 2027 Harpers Way, Torrance, CA, 90501

## Item 2. Person Filing
Name of person filing: Douglas A. Virtue
Address of principal business office or, if none, residence: 2027 Harpers Way, Torrance, CA 90501
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 889,210 shares of common stock, including 60,285 shares of common stock held for the benefit of the filing person under the Company's 401(k) Plan.
Percent of class: Based on 16,087,082 shares of common stock outstanding as of January 31, 2025, 5.53
Sole power to vote or to direct the vote: 889,210 shares
Shared power to vote or to direct the vote: 0 shares
Sole power to dispose or to direct the disposition: 889,210 shares
Shared power to dispose or to direct the disposition: 0 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Not Applicable

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: Not Applicable

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Not Applicable

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Not Applicable

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Douglas A. Virtue: /s/ Douglas A. Virtue, DOUGLAS A. VIRTUE (02/14/2025)